SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

WILMINGTON TRUST COMPANY

(Exact name of Trustee as specified in its charter)

Delaware	51-0055023
(Jurisdiction of incorporation of organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

1100 North Market Street

Wilmington, Delaware 19890-0001

(302) 651-1000

(Address of principal executive offices, including zip code)

Karin Meis

Vice President

Wilmington Trust Company

1100 North Market Street

Wilmington, Delaware 19890-0001

(302) 651-8311

(Name, address, including zip code, and telephone number, including area code, of agent of service)

JETBLUE AIRWAYS CORPORATION

(Exact name of obligor as specified in its charter)

Delaware	87-0617894
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

27-01 QUEENS PLAZA NORTH

LONG ISLAND CITY, NEW YORK

(Address of principal executive offices, including zip code)

Pass Through Certificates

(Title of the indenture securities)

ITEM 1.	GENERAL INFORMATION.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

State Bank Commissioner

555 East Loockerman Street, Suite 210

Dover, Delaware 19901

(b) Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

ITEM 2.	AFFILIATIONS WITH THE OBLIGOR.

If the obligor is an affiliate of the trustee, describe each affiliation:

Based upon an examination of the books and records of the trustee and information available to the trustee, the obligor is not an affiliate of the trustee.

ITEM 3. – 15.	Not Applicable.

ITEM 16.	LIST OF EXHIBITS.

Listed below are all exhibits filed as part of this Statement of Eligibility and Qualification.

Exhibit 1.	Copy of the Charter of Wilmington Trust Company.

Exhibit 2.	Certificate of Authority of Wilmington Trust Company to commence business (included in Exhibit 1 above).

Exhibit 3.	Authorization of Wilmington Trust Company to exercise corporate trust powers (included in Exhibit 1 above).

Exhibit 4.	Copy of By-Laws of Wilmington Trust Company.

Exhibit 5.	Not applicable.

Exhibit 6.	Consent of Wilmington Trust Company required by Section 321(b) of the Trust Indenture Act of 1939.

Exhibit 7.	Copy of most recent Report of Condition of Wilmington Trust Company, published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust Company, a corporation organized and existing under the laws of Delaware, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the 29th day of October, 2019.

[SEAL]		WILMINGTON TRUST COMPANY

Attest:	/s/ Anita Woolery	By:	/s/ Chad May
	Name: Anita Woolery	Name:	Chad May
	Title: Assistant Secretary	Title:	Vice President

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